                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934/1/

                      Gemstar International Group Limited
                ----------------------------------------------
                               (Name of Issuer)

                                Ordinary Shares
                  ------------------------------------------
                        (Title of Class of Securities)

                                  G3788V 10 6
                  ------------------------------------------
                                (CUSIP Number)

                                Larry Goldberg
                    135 North Los Robles Avenue, Suite 800
                          Pasadena, California 91101
                                (626) 792-5700
                  ------------------------------------------
                    (Name, Address and telephone Number of
            Person Authorized to Receive Notices and Communication)

                                 April 2, 1999
                  ------------------------------------------
            (Date of Event Which Requires filing of This Statement)

                                  -----------

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
      Schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. G3788V 106                                     PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Henry C. Yuen
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3.

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      SOURCE OF FUNDS
 4.
      N/A
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(c) [_]
 5.
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      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6.
      United States
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                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          7,287,089/2/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          7,287,089/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      7,287,089/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      13.47%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      IN
------------------------------------------------------------------------------
/2/ Reporting person beneficially owns 7,287,089 Ordinary Shares, of which 4,222,090 represent options exercisable within sixty (60) days of Date of Event which requires the filing of this Statement. This Statement is being filed pursuant to Section 13d-6(B) because the Reporting Person was granted options which caused him to acquire beneficial ownership of more than 2% of the Issuer's Ordinary Shares within twelve months of April 2, 1999, the Date of Event.

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ITEM 1.      SECURITY AND ISSUER:

     (a)     TITLE OF THE CLASS OF EQUITY SECURITIES:

             Ordinary Shares

     (b)     NAME OF ISSUER:

             Gemstar International Group Limited

     (c)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             135 North Los Robles Avenue, Suite 800
             Pasadena, California 91101

ITEM 2.      IDENTITY AND BACKGROUND:

     (a)     NAME OF PERSON FILING:

             Henry C. Yuen

     (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:

             135 North Los Robles Avenue, Suite 800
             Pasadena, California 91101

     (c)     PRINCIPAL OCCUPATION OR EMPLOYMENT:

             Chairman of the Board and member of the Board of Directors, President and Chief Executive Officer of the Issuer

     (d)     CRIMINAL PROCEEDINGS:

             N/A

     (e)     CIVIL PROCEEDINGS:

             N/A

     (f)     CITIZENSHIP:

             N/A

ITEM 3.      SOURCE OF FUNDS AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:




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              The Reporting Person is required to file this Schedule 13D because certain options held by the Reporting Person will become exercisable on May 31, 1999. Accordingly, such options have not been exercised. Such options were granted to the Reporting Person by the Issuer pursuant to the Gemstar International Group Limited 1994 Stock Incentive Plan, as amended.


Item 4.       PURPOSE OF TRANSACTION:


              The Reporting Person is required to file this Schedule 13D because certain options held by the Reporting Person will become exercisable on May 31, 1999.

     (a) ACQUISITION BY ANY PERSON OF ADDITIONAL SECURITIES OF THE ISSUER, OR THE DISPOSITION OF SECURITIES OF THE ISSUER:

              N/A

     (b)      EXTRAORDINARY CORPORATE TRANSACTION:

              N/A

     (c)      SALE OR TRANSFER OF MATERIAL AMOUNT OF ASSETS OF THE ISSUER OR ITS
              SUBSIDIARIES:

              N/A

     (d)      CHANGE IN BOARD OF DIRECTORS OR MANAGEMENT OF THE ISSUER:

              N/A

     (e) MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE ISSUER:

             N/A

     (f)     OTHER MATERIAL CHANGE IN THE ISSUER'S BUSINESS OR CORPORATE
             STRUCTURE:

             N/A

     (g)     CHANGE IN THE ISSUER'S CHARTER, BYLAWS OR INSTRUMENTS:



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             N/A

       (h)   NATIONAL SECURITIES EXCHANGE:

             N/A

       (i)   TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(g)(4):

             N/A

       (j)   ANY SIMILAR ACTIONS:

             N/A

  ITEM 5.    INTEREST IN SECURITIES OF ISSUER:

       (a)   AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

             The Reporting person beneficially owns 7,287,089 or 13.47% of the Issuer's Ordinary Shares, of which 4,222,090 represent options exercisable within sixty (60) days of April 2, 1999, the Date of Event.

       (b)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


             (i)      Sole power to vote or to direct the vote: 7,287,089*
             (ii)     Shared power to vote or to direct the vote: None
             (iii)    Sole power to dispose or to direct the disposition:
                      7,287,089*
             (iv) Shared power to dispose or to direct the disposition of: None

       (c)   TRANSACTIONS IN THE PREVIOUS 60 DAYS:

       (d) ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT DIVIDENDS:

             N/A

       (e) DATE ON WHICH THE REPORTING PERSON CEASED TO BE A BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES:

             N/A



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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER:

          N/A

ITEM 7.   EXHIBITS:

          N/A

* Reporting person owns 7,287,089 Ordinary Shares, of which 4,222,090 represent options currently exercisable within sixty (60) days of the date of this Statement.


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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                           March 26, 1999


                                           /s/ HENRY C. YUEN
                                           --------------------------
                                           Henry C. Yuen